January 14, 2009

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE

Re: Weatherford International Ltd. (Weatherford-Switzerland and
        Weatherford-Bermuda)
        Incoming letter dated January 14, 2009

Based on the facts presented, the Division's views are as follows. Capitalized
terms have the same meanings defined in your letter.

- The Division will not recommend enforcement action to the Commission if
  Weatherford-Switzerland, in reliance on your opinion of counsel that the
  exemption under Section 3(a)(10) of the Securities Act of 1933 is available,
  issues Weatherford-Switzerland Registered Shares to holders of Weatherford-
  Bermuda Common Shares pursuant to the Scheme of Arrangement without
  registration under the Securities Act. In reaching this position, we have noted
  that:

  - the Bermuda Court will conduct a hearing on the fairness of the Scheme of
    Arrangement to the holders of Weatherford-Bermuda Common Shares;

  - the Bermuda Court will approve the fairness of the terms and conditions of
    the Scheme of Arrangement to the holders of Weatherford-Bermuda
    Common Shares before Weatherford-Switzerland issues Weatherford-
    Switzerland Registered Shares pursuant to the Scheme of Arrangement;

  - all prospective recipients of Weatherford-Switzerland Registered Shares
    under the Scheme of Arrangement will receive notice of the hearing
    regarding the Scheme of Arrangement and will have the opportunity to be
    heard at the hearing; and

  - Weatherford-Bermuda and Weatherford-Switzerland will advise the
    Bermuda Court before the hearing that, if the Bermuda Court approves the
    terms and conditions of the Scheme of Arrangement, its sanctioning of the
    Scheme of Arrangement will constitute the basis for the issuance of the
    Weatherford-Switzerland Registered Shares under the Scheme of
    Arrangement without registration under the Securities Act, in reliance on the
    exemption from registration provided by Securities Act Section 3(a)(10).

- The reporting history of Weatherford-Bermuda under the Exchange Act may be
  taken into account to determine whether Weatherford-Switzerland is eligible to
  use Form S-3 or Form S-8 under the Securities Act, and to determine whether
  Weatherford-Switzerland may furnish information in a Form S-4 under the
  Securities Act in the manner permitted for a company that is eligible to use